22003170

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SEC FILE NUMBER
8-67143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
MAR 01 2022
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Gar Wood Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐Security-based swap dealer ☐Major security-based swap participant
☐Check here if respondent is also an OTC derivates dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. box no.)

4355 Weaver Parkway, Suite 320
(No. and Street)

Warrenville (City) Illinois (State) 60555 (Zip Code)

PERSON TO CONTACT IN REGARD TO THIS FILING

Robert S. Jersey (Name) (312) 566-0741 (Area Code - Telephone No.) bjersey@garwoodsecurities.net (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ryan & Juraska LLP
(Name - if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

March 24, 2009 (Date of Registration with PCAOB)(if applicable) 3407 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5€(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Dennis R. Gerecke, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial report pertaining to the firm of Gar Wood Securities, LLC as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

2/25/22

Signature

EVP, Chief Operations Officer

Title

Notary Public

"OFFICIAL SEAL"
MARIA RUTIGLIANO
Notary Public - State of Illinois
My Commission Expires April 23, 2024

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net work under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5, 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5, 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (w) Independent public accountant's report based on a review of examination of report under 17 CFR 240.17a-5, 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c-3-1e, 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (w) Other: Independent Auditor's Report on internal controls.

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or see 17 CFR 240.18a-7(d)(2), as applicable.*

Contents

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Gar Wood Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gar Wood Securities, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Gar Wood Securities, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Gar Wood Securities, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gar Wood Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Gar Wood Securities, LLC's auditor since 2013.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2022

Gar Wood Securities, LLC

Statement of Financial Condition
December 31, 2021

Assets		
Cash	$	955,504
Due from brokers	$	322,100
Commissions receivable	$	4,177
Right to Use Property (Lease)	$	9,921
Deferred Expense	$	25,000
Other assets	$	21,647
Total assets	$	1,338,349
Liabilities and Members' Capital		
Commissions payable	$	97,820
Floor brokerage, exchange, and clearing fees payable	$	48,047
Accounts payable and accrued expenses	$	226,008
Deferred Revenue	$	25,000
Obligation Under Lease Agreement	$	12,172
	$	409,047
Members' Capital	$	929,302
Total liabilities and members' capital	$	1,338,349

The accompanying notes are an integral part of this financial statement.

Note 1. Nature of Business and Significant Accounting Policies

Gar Wood Securities, LLC (Gar Wood or the Company) is a Delaware limited liability company established on February 20, 2004 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Gar Wood was admitted as a member of the Financial Industry Regulatory Authority (FINRA) in February 2006. Gar Wood is also registered with the National Futures Association (NFA) as a non-guaranteed introducing broker. Gar Wood provides trade clearance, settlement, and custody of securities on all major trading exchanges to institutional and retail clients through the Company's clearing brokers. Gar Wood specializes in supporting its associated persons on an independent contractor basis and focuses on providing a boutique prime brokerage service to clients including start-up and emerging hedge funds and professional traders. Gar Wood is headquartered in Warrenville, Illinois.

Gar Wood operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Gar Wood clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers, maintains, and preserves all related books and records as are customarily kept by a clearing broker-dealer. Other activities, such as referral fees and private placement income are excluded from Rule 15c3-3 pursuant to SEC Footnote 74 of the release no. 34-70073.

Significant accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition.

Use of estimates: The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives referral fees for business introduced and transacted with other brokers. The referral fees earned are based upon contractual arrangements and are recorded on the accrual basis. Commission revenue and related clearing expenses on futures contracts are recorded on a half turn basis which is the date when the futures contract positions are open or closed.

Interest income and expense is recognized under the accrual basis.

Receivables and allowance for doubtful accounts: Commissions receivable are stated at the amount management expects to collect from securities transactions. There are a limited number of debtors with individually large amounts due at any given balance sheet date. Any unanticipated change in one of the debtor's credit worthiness or other matters affecting the collectability of amounts due from such debtors could have a material effect on the results of operations in the period in which such changes or events occur.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Deferred Revenue and Expenses: Retainer fee income related to a contract is deferred to the extent that the related contract obligation has not been met. When the contract obligation has been met, or the contract has been terminated by either party of the contract, the revenue is recognized. At December 31, 2021, the deferred revenue was $25,000.

Commissions and other costs related to the fulfillment of a contract are capitalized to the extent the related revenue is recognized. All advisory related expenses are expensed as incurred. At December 31, 2021 the deferred expense was $25,000.

Securities owned: Securities are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement*. Securities transactions and related revenue and expenses are recorded on a trade-date basis.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statement.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statement. Such open tax years remain subject to examination by tax authorities.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in an operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our lease are not readily determinable and accordingly, we use our incremental borrow rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note 2. Fair Value Measurement and Disclosures

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no significant transfers among levels 1, 2, and 3 during the year.

The Company held no assets requiring disclosure under FASB ASC 820 at December 31, 2021.

Note 3. Revenue from Contracts with Customers

The Company recognizes revenue in accordance with ASC Topic 606 *Revenue from Contracts with Customers*. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

Note 3. Revenue from Contracts with Customers (Continued)

Commission Income. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Referral Fees. The Company refers customers into private placements of non-public offerings on an initial issuance or resale of previously issued securities. These transactions are typically limited to sophisticated investors and generally are not registered with the SEC. The Company obtains significant documentation and derives a referral fee upon the completion of the subscription, customer payment of the funds and meeting the terms of the private offering. The Company believes that the performance obligation is satisfied at the time all of these conditions are met.

Private Placement Fees. The Company receives revenue realized from fees for services provided in connection with the sale or purchase of an entity or as a percentage of the amount of privately placed securities in a financing even, the effect of which is to change the financial structure, control, or ownership of the equity. These fees are recognized as earned when the related transaction is completed as required under ASC 606. Fees ma also be recognized upon termination of a contract. Revenue from advisory services not associated with the completion of an acquisition or sale agreement are earned and recognized as services are performed.

Note 4. Due from Brokers

Amounts due from brokers at December 31, 2021 consist of cash deposits of $160,085 and commission receivables of $162,015.

Note 5. Related-Party Transactions

Management Fee

Pursuant to the Company's operating agreement, Class A members are entitled to receive management fees for services provided to the Company. Both Class A members are FINRA registered principals.

Note 6. Leases

The Company has obligations as a lessee for office space with an initial noncancelable terms in excess of one year. The Company classified this lease as an operating lease. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Note 6. Leases (Continued)

Amounts reported in the Statement of Financial Condition as of December 31, 2021 were as follows:

Operating leases:	
Operating lease ROU assets	$ 9,921
Operating lease liabilities	$ 12,172
Weighted average remaining lease term:	
Operating leases	.25 years
Weighted average discount rate:	
Operating lease	5.5%

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

The lease liabilities under noncancelable operating leases as of December 31, 2021 are as follows:

Total undiscounted lease payments	$12,228
Less imputed interest	($ 56)
Total lease liabilities	$12,172

Note 7. Commitments

The Company leases one office space under a lease arrangement which expires on March 31, 2022. At December 31, 2021, the aggregate minimum annual rental commitment, exclusive of additional payments that may be required for certain increases in operating and maintenance costs under these leases are approximately as listed as follows:

Year Ending	Annual Commitment
2022	$ 12,228

Note 8. Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses* (Topic 326) ("ASU 2016-13"). This ASU amends several aspects of the measurement of credit losses on financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model ("CECL"). Under CECL, the allowance for losses reflects management's estimate of credit losses over the remaining expected life of the financial assets and expected credit losses for newly recognized financial assets, as well as changed to expected credit losses during the period, would be recognized in earnings. Expected credit losses will be measured based on historical experience, current conditions, and forecasts that affect the collectability of the reported amount, and will be generally recognized earlier than under current standards. Management determined ASU 2016-13 did not have a material impact on the Company's financial statement.

Note 9. Soft Dollar

The Company has entered into various soft dollar arrangements wherein research and other expenses are paid by the Company on behalf of the introduced business. For the services provided, the Company receives an increased commission rate per the arrangement.

In accordance with FASB ASC 940-20-25-3, the Company analyzes both the commission income generated from the soft-dollar arrangements and the research provided to determine if an accrual of a liability or a prepaid asset for the deferral of the soft dollar expense exists at year-end. At December 31, 2021, soft dollar liability was $127,272 and is included under accounts payable and accrued expenses.

Note 10. Loan

The Company received a loan from the Paycheck Protection Program ("PPP"). A PPP loan in the amount of $178,435 was secured on May 5, 2020 and forgiven on July 1, 2021 which related to the COVID-19 pandemic.

Note 11. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with two financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company's cash balance at its primary account the end of December 31, 2021 exceeded the balance insured by the FDIC by $608,454. The Company monitors such credit risk and has not experienced any losses related to such risks.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the CFTC.

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing brokers. The clearing brokers carry all the accounts of the customers of the Company and offer the following services: execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker.

At December 31, 2021, a significant credit concentration consisted of 35% of the net equity of the Company with the Company's clearing brokers.

Note 12. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statement for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 13. Members' Capital

Members' capital consists of six classes of members, Class A, B, C, D, E and F. As of December 31, 2021, Class A members' capital totaled $611,025, Class B members' capital totaled $318,276, Class C members' totaled $0, Class D members' totaled $0, Class E members' capital totaled $0 and Class F members' capital totaled $0.

The Class A and B members have the same rights and obligations with respect to distributions, and allocable share of Net Profits or Net Losses, as defined. Such rights and obligations shall be pro rata based upon the membership interest or membership percentage of each Class A or B member. Individual members' liability is limited to their capital.

Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class A and Class B members have the right to vote on matters as specifically noted in the operating agreement.

Class C members are entitled to receive allocations and distributions in respect to the Class C preferred return, as defined. Upon request of a withdrawal by a Class C member, the company shall, within 90 days of such event, distribute the amount of such member's capital account less a reserve withheld to satisfy any liability or contingent liability as determined by the board of managers. Class C members are not entitled to any share of net profits or net losses or any distributions upon liquidation except as defined by the Company.

Class D, E and F members are entitled to receive allocations and distributions in respect to the Class D preferred return, but guaranteed preferred return based upon the member balance. They are not entitled to any share of net profits or net losses allocation or any distributions upon liquidation except upon dissolution as defined by the Company.

Additionally, Class C, D, E and F members have no voting rights.

Note 14. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had net capital of $906,152, which was $861,152 in excess of its required net capital of $45,000. At December 31, 2021, the Company's net capital ratio was .4129 to 1.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person or $6,000 per office including the main office. At December 31, 2021, the Company's net capital of $906,152 exceeded the required net capital under Regulation 1.17 by $861,152. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

Note 15. Retirement Plan

The Company offers its employees a 401(k) plan. Individual employee contributions are at the discretion of the employee. There is no company match offered.

Note 16. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2022, the date the financial statement was available to be issued, noting no material events requiring disclosure in the Company's financial statement, except for the following:

On February 15, 2022, the Company has entered into a new office lease agreement covering a five-year period commencing on April 1, 2022.